BAYTEX ENERGY CORP.
Special Meeting of Shareholders
held on August 21, 2018
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of the matter which was voted upon at the Special Meeting of holders of common shares of Baytex Energy Corp. ("Baytex") held on August 21, 2018 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Joint Information Circular – Proxy Statement of Baytex and Raging River Exploration Inc. ("Raging River") dated July 12, 2018 (the "Information Circular").
An aggregate of 81,351,968 common shares of Baytex (being 34.14% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote was conducted by ballot. The manner in which the ballots were cast is set out below.

1.
Ordinary resolution to approve the issuance of such number of common shares of Baytex as are required to be issued pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) involving Baytex, Raging River, 2099011 Alberta Ltd., and the holders of common shares of Raging River, the full text of which is set forth in Appendix "B" to the Information Circular.

Votes For		Votes Against
#	%	#	%
71,676,465	88.11	9,675,503	11.89

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